UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Stephen J. Cloobeck

10600 West Charleston Boulevard

Las Vegas, NV 89135

(702) 684-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25272T104

1	Names of reporting persons Cloobeck Diamond Parent, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person OO

CUSIP No. 25272T104

1	Names of reporting persons The Chantal Cloobeck Separate Property Trust
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person OO

CUSIP No. 25272T104

1	Names of reporting persons Cloobeck Companies
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person OO

CUSIP No. 25272T104

1	Names of reporting persons Stephen J. Cloobeck
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person IN

CUSIP No. 25272T104

This Amendment No. 11 to Schedule 13D (“Amendment No. 9”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Cloobeck Diamond Parent, LLC (“CDP”), The Chantal Cloobeck Separate Property Trust, Cloobeck Companies, LLC (“Cloobeck Companies”) and Stephen J. Cloobeck with the Securities and Exchange Commission (the “SEC”) on August 5, 2013, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 to such Schedule 13D filed on April 14, 2014, June 13, 2014, August 18, 2014, October 3, 2014, November 3, 2014, March 4, 2015, March 10, 2015, March 24, 2015, July 20, 2016 and August 19, 2016, respectively (as so amended, the “Schedule 13D”).

This Amendment No. 11 is being filed by the Reporting Persons to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On September 2, 2016 Dakota accepted all shares of Issuer Common Stock tendered by the Reporting Persons. Specifically, Dakota accepted 9,522,466 shares tendered by CDP, 1,073,949 shares tendered by the Chantal Cloobeck Separate Property Trust, 1,025,762 shares tendered by Cloobeck Companies and 9,560 shares tendered by Stephen J. Cloobeck. Pursuant to its tender offer, Dakota will pay $30.25 per share.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by adding the following:

The information added to Item 4 of the Schedule 13D by this Amendment No. 11 is hereby incorporated herein by reference.

The Reporting Persons no longer hold any shares of Issuer Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

As a result of the sale to Dakota of the Issuer Common Stock by the Reporting Persons and the other parties to the Stockholder Agreement and the Director Designation Agreement, such agreements are no longer in effect.

CUSIP No. 25272T104

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2016

CLOOBECK DIAMOND PARENT, LLC

/s/ STEPHEN J. CLOOBECK
Stephen J. Cloobeck
Manager

THE CHANTAL CLOOBECK SEPARATE PROPERTY TRUST

/s/ STEPHEN J. CLOOBECK
Stephen J. Cloobeck
Co-Managing Trustee

/s/ STEPHEN J. CLOOBECK
Stephen J. Cloobeck

CLOOBECK COMPANIES, LLC

/s/ STEPHEN J. CLOOBECK
Stephen J. Cloobeck
Manager